▀  ▀  ▀

QUICK LAW GROUP PC

900 WEST PEARL STREET
SUITE 300
BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

May 15, 2009

Via EDGAR

Mr. Joseph A. Foti

United States Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:

Issuer Direct Corporation

Form 10-K for the year ended December 31, 2008

Filed March 20, 2009

File No. 001-10185

Dear Mr. Foti:

On behalf of Issuer Direct Corporation (the “Company” or “we”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to the Company’s Annual Report on Form 10-K for the period ending December 31, 2008 (the “Form 10-K”). The Staff’s comments are set forth in a letter dated May 1, 2009. For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

Cover Page

1.

We note that on the cover page of your Form 10-K you indicate that you are a non-accelerated filer, rather than a smaller reporting company. As it appears from your financial statements and the market value of your common stock that you are considered a Smaller Reporting Company ("SRC''), please check off the appropriate SRC box on the cover page of future filings.

Response:

We will check off the appropriate SRC box on the cover page of future filings.  Additionally, when we were testing our 10-K filing with the Edgar system, we received a filing confirmation that indicated we were an accelerated filer.  An excerpt of that confirmation is furnished herewith.  As the Company does not have access to change this information in the Edgar system, we have contacted filer support to request that this information be updated.

ACCESSION NUMBER: 0001116502-09-000420

FILE NUMBER(S):

   1. 001-10185

REGISTRANT(S):

   1. CIK:        0000843006

      COMPANY:    ISSUER DIRECT CORP

      ACCELERATED FILER STATUS:  NON-ACCELERATED FILER

      FORM TYPE:  10-K      FILE NUMBER(S):         1. 001-10185

Mr. Joseph A. Foti

Securities and Exchange Commission

May 15, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations -Results of Operations, page 15

2.

We note your disclosure of the table comparing revenue streams from 2007 to 2008 and by quarter. In future filings, in addition to quantification, ensure that each of the identified underlying cause of material increases or decreases in revenues is adequately analyzed. For example, for material increases or decreases due to changes in the mix of revenue streams, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In addition to indicating the revenue stream that accounts for the decrease or increase in sales, please considering explaining why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation SK.

Response:

We will expand our disclosure in future filings to comply with Item 303 of Regulation SK and include analysis of material increases or decreases in revenue, the reasons for such increase or decrease, and future expectations.

3.

Please revise the results of operations section in future filings to include a discussion of the changes in cost of services (rather than just margins) between years. Because margins are impacted by both net sales and cost of services, we believe a separate discussion of cost of services is appropriate. Your discussion should also include the nature of expenses included in the cost of services line item.

Response:

We will expand our disclosure in future filings to include a discussion of the nature of cost of services and changes in costs of services between periods.

Consolidated Statements of Operations, page F-5

4.

We note your presentation of other income as part of "other income (expense)" on the face of the statements of operations. Please explain to us, and disclose in MD&A in future filings, the nature of the other income recorded for the years ended December 31, 2008 and 2007.

Response:

We recognized other income totaling $35,717 for the year ended December 31, 2007, which was a result of the settlement of an accrued liability for less than the recorded amount.

We recognized other income totaling $27,417 for the year ended December 31, 2008, which was principally comprised of an adjustment to an unsecured note payable we issued in connection with the acquisition of Basset Press that we recognized when we clarified the nature and amount of a $25,000 balloon payment due in July 2009.  The noteholder previously claimed that the total amount due was the face amount of the note, plus a $25,000 balloon payment, and in December 2007 we accrued an additional $25,000 to the carrying amount of the note as interest expense to account for this unreconciled and disputed note payable balance.  In fiscal 2008, we provided documentation that satisfied the noteholder that the correct amount due was the face amount of the note and consequently, we reduced the note payable balance by $25,000 and recognized an equivalent amount as other income.

We will disclose in MD&A in future filings the nature of other income (expense) for the 2008 and 2007 periods.

Mr. Joseph A. Foti

Securities and Exchange Commission

May 15, 2009

Notes to the Financial Statements

Note 3. Acquisition of Basset Press

5.

We note your disclosure that on July 3, 2007 you completed the acquisition of Bassett Press for a net purchase price of $148,195 and you paid $107,000 in cash and issued 300,000 shares of common stock. Please tell us how you determined the value of the stock issued and explain how your valuation of these shares complied with the guidance in paragraph 22 of SFAS No. 141. Also, please tell us where the $107,000 is included on the statement of cash flows, as it does not appear to be included in net cash used by investing activities. If the $107,000 was issued in the form of a note payable, please tell us that, and note that in future filings it should be disclosed on the statement of cash flows as a non-cash investing activity. See paragraph 32 of SFAS No. 95.

Response:

The Company would like to point out that the $74,347 of net assets acquired per the purchase price allocation table in Note 3 is different by $500 as compared to the $73,847 valuation of the 300,000 shares issued in connection with the acquisition as shown in the consolidated statement of stockholders’ deficit.  The Company believes this difference is not material to a user; however future filings will be corrected to eliminate this discrepancy.

The Company was a private entity at the time of the Basset Press acquisition.  Because the Company’s securities were not traded at that time, the Company relied on paragraph 6 of SFAS No. 141, rather than paragraph 22, to measure the value of the 300,000 shares issued as part of the purchase price.  The Company believes that the fair value of the net assets acquired of $73,847 was more clearly evident and thus, more reliably measurable, than the fair value of the equity consideration given, and accordingly, the shares issued were valued at $73,847, or approximately $0.25 per share.

As part of the acquisition of Basset Press, the Company assumed liabilities totaling $175,907 and simultaneous with the acquisition, settled a portion of these liabilities with cash payments of $107,000 to the creditors of Basset Press.  These payments were included on the statement of cash flows under adjustments to reconcile net loss to net cash used in operating activities--changes in operating assets and liabilities.  In future filings, we will clarify the nature of the assumed liabilities and the related $107,000 cash payments.

6.

We note that the purchase price allocation of Basset Press, as detailed in Note 3, indicates net assets acquired of $74,347. Please tell us why this amount does not appear to agree to the $148,195 net purchase price amount disclosed earlier in the note. Also, the amount of current liabilities in the purchase price allocation does not agree to the amount disclosed in Note 1 of $68,907. Please reconcile these amounts for us.

Response:

The first sentence of Note 3 should state “On July 3, 2007, we completed the acquisition of Bassett Press, Inc. for a net purchase price of $73,847”.

Additionally, the Company assumed liabilities totaling $175,907 and simultaneously paid $107,000 of those liabilities in cash, the difference of which is $68,907 of liabilities.

The Company will make certain that disclosures in future filings are clear.

7.

Also, please tell us the nature of the amount comprising the difference between the gross purchase price for Basset Press Inc. of $107,000 in cash plus 300,000 shares of common stock valued at $73,847 and the net purchase price of $148,195 disclosed in Note 3.

Mr. Joseph A. Foti

Securities and Exchange Commission

May 15, 2009

As described in our responses to comments 5 and 6, the $107,000 cash payment should be included in the gross purchase price.  The gross purchase price included the assumption of liabilities totaling $175,907, plus 300,000 shares of our common stock valued at $73,847.

Note 4. Summary of Significant Accounting Policies -General

8.

Please revise the notes to the financial statements in future filings to disclose the fair value of financial instruments for which it is practicable to estimate that value. Also, disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. See paragraph 10 of SFAS No. 107 and paragraphs 32-35 of SFAS No. 157.

Response:

We will revise the notes to the financial statements in future filings to include proper disclosure related fair value of financial instruments.

Note 6. Goodwill and Other Intangible Assets -Intangible Assets, page F-12

9.

We note your disclosure that as part of the Basset Press acquisition, you recorded $50,000 for proprietary software or intellectual property and assigned that intangible asset an indefinite life. Please explain to us how you determined the value assigned to that intangible asset, including all significant assumptions, and explain to us why you believe it was appropriate to assign the asset an indefinite life.

Response:

With respect to the value assigned to the proprietary software, we researched the cost that would have been incurred to purchase, install, integrate, and maintain licenses to third party software with capabilities similar to that of the proprietary software acquired with the Basset Press acquisition.  Our evaluation of such third party software options led us to conclude that $50,000 was a reasonable approximation of the value of the proprietary software acquired.

We determined that our proprietary software has an indefinite life principally because we believe its life is indeterminable as we are expanding its capabilities to the extent that it will be the infrastructure of our operations for a very long time.  However, realizing that there is a valid conception that software, by its very nature, has a finite life, we re-evaluated its useful life during the first quarter of 2009 and have assigned a remaining estimated useful life of 6 years to this asset beginning January 1, 2009.

Note 8. Notes payable -Related Party. page F-14

10.

We note your disclosure in which during 2007, shares were issued in exchange for the conversion of certain obligations. Please tell us, and revise your disclosure in future filings, to disclose how you valued the shares issued in these transactions. Also, for the agreement on September 30, 2007 in which the shares were not issued until February 5, 2008, please tell us how you accounted for that transaction including when you recorded the shares as issued in the statement of stockholders' equity. In addition, we note that the notes payable settled in common shares during 2007 as disclosed in Note 8 do not agree to the amounts reflected in your consolidated statement of shareholders' deficit or your consolidated statement of cash flows for this period of $147,697. Please reconcile and revise these disclosures.

Response:

The notes payable which were settled in common stock as disclosed in Note 8 are unrelated to the cash flow statement disclosure.  The notes payable that were settled in common stock in Note 8 represent liabilities totaling $199,493 that we assumed pursuant to the reverse merger transaction with Docucon, Inc.  In preparation for the

Mr. Joseph A. Foti

Securities and Exchange Commission

May 15, 2009

merger, on September 30, 2007, we entered into settlement agreements that provided for the issuance of common stock for these liabilities pursuant to the merger transaction.  The Company was a private entity on the date of the agreements, and as there was no active market for the Company’s stock on the date of the agreement, the Company utilized the agreed conversion price as the fair market value of shares issued.  Although the certificates were not physically printed until February 5, 2008, we deemed the shares issued as of December 31, 2007.  Accordingly, as of December 31, 2007, we reduced our notes payable and increased stockholders equity in an amount equal to the amount of the settled liability.

We will include the settlement of these liabilities in common stock in future filings as an additional non-cash disclosure item.

Regarding the Staff’s reference to the $147,697 non-cash disclosure on the cash flow statement:  In July 2007, we issued 1,023,804 and 70,134 shares to the holders of two notes payable that were unrelated to the Docucon transaction or any parties related to the Company.  The Company was a private entity on the date of the agreements, and as there was no active market for the Company’s stock on the date of the agreement, the Company utilized the agreed conversion price as the fair market value of shares issued.  Accordingly, the fair market value of the common shares issued totaled $136,507 and $11,190, or $0.1367 per share and $0.16 per share, respectively.  These amounts are equal to the carrying value of each note payable and accrued interest thereon on the date of the agreement, as well as the amounts specified in the conversion agreement.

We will include this detailed disclosure in the appropriate footnote in future filings as appropriate.

Note 9. Preferred Stock and Common Stock, page F-15

11.

We note your disclosure that because the cumulative dividends are undeclared, and the documentation supporting the seven shares of preferred stock is unavailable, they have not been recorded as a reduction of the Company's equity. However, we believe that because the preferred shares provide for cumulative dividends of 11% per year, they would need to be deducted from net income (or included as an increase to net loss) in order to determine net income (loss) available to common stockholders for purposes of the EPS calculation. We also believe that your statement of operations should include the amount of net income (loss) available to common stockholders on the face of the statement. Please advise or revise accordingly. See Staff Accounting Bulletin Topic 6B and paragraph 9 of SFAS No. 128.

Response:

We have not increased net loss available to common stockholders by dividends on the Company’s Series A Preferred Stock (“Preferred Stock”) because we believe that the dividend provisions of the Preferred Stock are not cumulative in nature.  Under Delaware law, dividends are an obligation only when declared and, the Board has not declared any dividends payable on the Series A Preferred Stock. Further, the terms of the Series A Preferred Stock indicate dividends should be paid only “out of the assets the Company which are by law available for the payment of dividends…”  Pursuant to Sections 170 and 244, Delaware General Corporation law provides that directors may not pay dividends “unless the assets of the corporation remaining after such reduction shall be sufficient to pay any debts of the corporation…”  As we do not currently have retained earnings, we are prohibited from declaring dividends.  Further, certain provisions of the Certification of Designation, which is the only surviving document pertaining to the Preferred Stock, states that the declaration and payment of dividends is at the discretion of the Board of Directors, is not mandatory, and accrued but unpaid dividends shall not be deemed to be in arrears.  Therefore, we believe that the dividend provisions of the Preferred Stock are not cumulative in nature, and accordingly, SAB Topic 6B and SFAS 128 do not apply.

Should our interpretation of the non-cumulative nature of the Preferred Stock be disputed, we further rely on the interpretive guidance provided by Staff Accounting Bulletin Topic 6B which says that income or loss applicable to common stock should be reported on the face of the income statement when it is materially different in quantitative terms from reported net income or loss or when it is indicative of significant trends or other qualitative

Mr. Joseph A. Foti

Securities and Exchange Commission

May 15, 2009

considerations.  Should dividends deemed to be earned during an annual period, the loss applicable to common stock would not be materially different from the net loss during the periods presented, and represent only $0.001 per common share and would increase the loss for the periods by only 3%.  The Company believes the difference is not material to a user of the financial statements.

Because the preferred shares were issued almost twenty years ago, by Docucon, Inc., the precedessor entity, and none of the original paperwork can be located, the Company has proactively taken steps to retire the Series A Preferred Stock, and intends to seek authorization to do so at the next shareholder meeting.  On April 1, the Company entered into an agreement with the holder of two of the preferred shares and agreed to issue 20,000 shares of our common stock as a redemption fee in exchange for the two preferred shares and any interest or dividends accrued thereon.  As the Company’s stock was trading at $0.01 at the time, all claims pursuant to those shares of Preferred Stock were settled for a value of $100 each.  The settlement implies a total value of $500 for the remaining Preferred Stock outstanding.  The holder of the remaining five outstanding shares has not notified the Company of dividends in arrears, or sought to redeem the preferred shares, or to collect the dividends.

Given these circumstances and the Company’s intent in the near term to repurchase or convert the remaining five shares of Preferred Stock on terms similar to those offered and accepted in April 2009, the Company believes accrual of the dividends would in any case be immaterial to a user, and ultimately the anticipated settlement means any accumulated dividends would be restored to equity upon conversion or repurchase of the shares.

12.

We note your disclosure of the nature and terms of each transaction in which shares were issued in exchange for services and employee compensation during the year ended December 31, 2008. Please provide us with details, and disclose in future filings, the nature and terms of each non-cash stock transaction that occurred during the year ended December 31, 2007 in which stock was issued in exchange for services, accrued liabilities, compensation or for an acquisition. As part of your response and revised disclosure, tell us how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Response:

The Company was a private entity until December 13, 2007, when it completed a reverse merger with Docucon, Inc.  Prior to that time, the Company utilized either an arms-length agreements or a valuation determined in a recent transaction as the basis to determine the fair market value of shares issued, in the following transactions.  In each case, the Company determined the valuation to be reasonable and appropriate as there was no active market for its common stock:

Shares issued in settlement of accrued liabilities or as stock-based compensation:

In January, 2007, we issued 7,200,000 common shares to four employees for services rendered in fiscal 2006.  The fair market value of the shares totaled $121,000, or $0.0167 per share, which represents the amount of accrued compensation for such services.

In January 2007, we issued 300,000 common shares to our newly-hired Director of Business Development as part of his compensation package, and which was intended to represent $50,000 of compensation, or $0.167 per share.

In January 2007, we issued 30,000 common shares to a vendor in exchange for services rendered.  The fair market value of the shares totaled $5,000, or $0.167 per share, which represents the fair market value of shares issued in the most recent equity transaction, which was related to the employment of our Director of Business Development described in the preceding paragraph.

In April 2007, we issued 45,000 common shares to two employees in lieu of cash compensation.  The fair market value of the shares totaled $7,500, or $0.167 per share, which represents the fair market value of

Mr. Joseph A. Foti

Securities and Exchange Commission

May 15, 2009

shares issued in the most recent equity transaction s well as the value that management would have paid in cash to the employees.

On July 2, 2007, we issued 300,000 shares to the principals of Basset Press pursuant to our acquisition of the Bassett.  The fair market value of the shares totaled $74,847, or $0.248 per share, and represents the net amount of liabilities that were assumed in excess of the fair market value of the assets acquired.

On July 24, 2007, we issued 1,023,804 shares to the holder of a note payable.  The fair market value of the shares totaled $136,507, which represents $0.1367 per share, and is equal to the carrying value of the note payable and accrued interest at the time of issuance, as well as the amounts specified in the conversion agreement.

On July 24, 2007, we issued 70,134 shares to the holder of a note payable.  The fair market value of the shares totaled $11,190, which represents $0.16 per share, and is equal to the carrying value of the note payable and accrued interest at the time of issuance, as well as the amounts specified in the conversion agreement.

On October 17, 2007, we issued 30,000 common shares to an employee in lieu of cash compensation.  The fair market value of the shares totaled $5,000, or $0.167 per share, which represents the fair market value of shares issued in the most recent equity transactions well as the value that management would have paid in cash to the employees.

Shares issued pursuant to the reverse merger with Docucon, Inc and in settlement of liabilities assumed pursuant to the transaction.

In December 2007, we issued 246,799 shares of our common stock and 7 shares of preferred stock pursuant to the reverse merger with Docucon, Inc.  The transaction was accounted for as a reverse merger; in accordance with SFAS No. 141, “Accounting for Business Combinations.” My EDGAR was the acquiring entity for accounting purposes.  We reduced paid in capital in the amount of $256,594, which represents the par value of the shares and acquired treasury stock less $260,583 in total liabilities that we acquired pursuant to the transaction.

Approximately $199,493 of those liabilities was settled in common stock, pursuant to agreements reached prior to the merger, as follows:

On September 30, 2007, the Company entered into settlement agreements with two former note holders and directors of the Company. Both Edward P. Gistaro and Chauncey E. Schmidt collectively were owed $108,334 or $54,167 each. Each party agreed to convert amounts owed without interest into the Company’s common stock at a conversion rate of $0.50 per share, for a total of 216,668 common shares.  The shares were deemed issued at December 31, 2007, per the transaction documents, although the certificates were printed on February 8, 2008.

 On September 30, 2007, the Company entered into a settlement agreement with a former consultant for previous amounts owed in the amount of $53,325, in exchange for 106,650 common shares.  The fair market value of these shares, accordingly, is $53,325, or $0.50 per share, and is equal to the carrying value of the note payable and accrued interest at the time of issuance, as well as the amounts specified in the settlement agreement.

On September 30, 2007, the Company entered into a settlement agreement with a former officer for previous amounts owed under an employment agreement in the amount of $37,834, in exchange for 75,668 common shares.  The fair market value of these shares, accordingly, is $37,834, or $0.50 per share, and is equal to the carrying value of the note payable and accrued interest at the time of issuance, as well as the amounts specified in the settlement agreement.

Mr. Joseph A. Foti

Securities and Exchange Commission

May 15, 2009

Shares issued pursuant to the acquisition of Basset Press:

On July 2, 2007, we issued 300,000 shares as purchase consideration for our acquisition of Bassett press. We relied on the guidance of paragraph 6 of SFAS No. 141 to measure the value of these 300,000 shares, as we believe that the fair value of the net assets acquired was more reliable than the equity consideration given.  We acquired net assets totaling $73,847 and the stock issued was valued accordingly, at approximately $0.25 per share.

We will disclose in future filings, the nature and terms of each non-cash stock transaction that occurred during the year ended December 31, 2007 in which stock was issued in exchange for services, accrued liabilities, compensation, or for an acquisition.

13.

We note that in several of the non-cash stock transactions, the stock issued was valued at the date of an agreement, rather than when the stock was issued. For each of these transactions, please tell us why you believe it was appropriate to value the stock based on the date of agreement. Refer to the guidance in EITF 96-18 for transactions with non-employees and paragraph 15 of SFAS No. 123(R) for employee compensation.

Response:

We provide the basis for our valuation of the stock in the transactions in the order that they appear in Note 9.

“On May 15, 2008, the Company entered into an agreement pursuant to a potential acquisition wherein we issued 150,000 shares of our common stock in exchange for exclusivity period rights. Due diligence was conducted and the exclusivity period expired without definitive action by the Company. The fair market value of the shares totaled $33,000, or $0.22 per share, which represents the closing price on the date of the agreement, and which recorded as a general and administrative expense.”

Pursuant to guidance in EITF 96-18, the measurement date for this equity award was the date of the contract, as the award was nonforfeitable and vested immediately on the date we entered into the contract.

“On June 5, 2008, we entered into a consulting agreement with our Chief Financial Officer and agreed to issue 32,000 shares of our common stock in payment of services rendered in June and July 2008. The fair market value of the shares totaled $8,000, or $0.25 per share, which represents the closing price on the date of the agreement.”

Our Chief Financial Officer is not considered an employee by the Company, thus we relied on the guidance in EITF 96-18.  The measurement date for this equity award was the date of the contract, as the award was nonforfeitable and vested immediately on the date we entered into the contract.

“On August 29, 2008, we issued 175,000 shares to an individual in settlement of the individual’s claim for unpaid consulting services. The fair market value of the shares totaled $8,750, or $0.05 per share, which represents the closing price on the date of the agreement.”

Pursuant to guidance in EITF 96-18, the measurement date for this equity award was the date of the contract, as the award was nonforfeitable and vested immediately on the date we entered into the contract.

“On September 2, 2008, we issued 150,000 shares to a Consultant pursuant to an advisory services agreement as restricted securities as defined under Rule 144. The advisory services agreement engages the Consultant to serve as a member of the Company’s advisory board and to render services to assist us with various aspects of financing, business operations,

Mr. Joseph A. Foti

Securities and Exchange Commission

May 15, 2009

acquisition identification, and other advisory services. The fair market value of the shares totaled $7,500, or $0.05 per share, which represents the closing price on the date of the agreement.”

Pursuant to guidance in EITF 96-18, the measurement date for this equity award was the date of the contract, as the award was nonforfeitable and vested immediately on the date we entered into the contract.

“On September 16, 2008, we issued 300,000 shares pursuant to an amended consulting agreement with our Chief Financial Officer in payment of services. These shares were issued as restricted securities as defined under Rule 144. The fair market value of the shares totaled $21,000, or $0.07 per share, which represents the closing price on the date of the agreement.”

Our Chief Financial Officer is not considered an employee by the Company, but is engaged pursuant to a consulting agreement, thus we relied on the guidance in EITF 96-18.  The measurement date for this equity award was the date of the contract, as the award was nonforfeitable and vested immediately on the date we entered into the contract.

In connection with our responses to the Staff’s comments herein, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Please do not hesitate to call with undersigned with any questions.

Sincerely,

Jeffrey M. Quick